UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 24F-2
Annual Notice of Securities Sold
Pursuant to Rule 24f-2


Read instructions at end of Form before preparing Form.  Please print or type.

1.    Name and address of issuer:

      Dreyfus Premier GNMA Fund
      200 Park Avenue
      New York, NY  10166

2.    The name of each series or class of securities for which this Form is filed (If the
      form is being filed for all series and classes of securities of the issuer, check the
      box but do not list series or classes):    [ X ]


3.    Investment Company Act File Number:  811-4880

      Securities Act File Number:  33-9591

4(a). Last day of fiscal year for which this notice is filed:

         December 31,2004

4(b). [   ] Check box if this Form is being filed late (i.e. more than 90 calendar days after
      the end of the issuer's fiscal year).  (See Instruction A.2)

Note: If the Form is being filed late, interest must be paid on the registration fee due.


4(c). [   ] Check box if this is the last time the issuer will be filing this Form.

**Class A**
5.    Calculation of registration fee:

      (I)   Aggregate sale price of securities sold during the          $ 11,632,990
            fiscal year pursuant to section 24(f):                      --------------

      (ii)  Aggregate price of securities redeemed or                   $  26,606,246
            repurchased during the fiscal year:                         --------------

      (iii) Aggregate price of securities redeemed or                   $ 118,618,022
            repurchased during any PRIOR fiscal year ending no          --------------
            earlier than October 11, 1995 that were not
            previously used to reduce registration fees payable
            to the Commission:

      (iv)  Total available redemption credits [add Items 5(ii)         -$ 145,224,268
            and 5(iii):                                                 -------------

      (v)   Net Sales - if Item 5(I) is greater than Item 5(iv)         $ 0
            [subtract Item 5(iv) from Item 5(i)]:                       --------------


      (vi)  Redemption credits available for use in future             $(133,591,278)
            years -- if Item 5(i) is less than Item 5(iv)               --------------
            [subtract Item 5(iv) from Item 5(I)]:

      (vii) Multiplier for determining registration fee (See           x   .0001177
            Instruction C.9):                                           -------------


      (viii) Registration fee due (multiply Item 5(v) by Item          =$ 0.00
             5(vii) (enter "0" if no fee is due):                       ==============

6.  If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-.  If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.  Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                                  +$   N/A
                                                                  -------------

8.  Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                                  =$    0.00
                                                                  =============

**Class B**
5.  Calculation of registration fee:

    (I)    Aggregate sale price of securities sold during the       $ 8,300,014
           fiscal year pursuant to section 24(f):                  ---------------

    (ii)   Aggregate price of securities redeemed or               $ 23,114,364
           repurchased during the fiscal year:                    ---------------

    (iii)  Aggregate price of securities redeemed or               $8,866,750
           repurchased during any PRIOR fiscal year ending no     ---------------
           earlier than October 11, 1995 that were not
           previously used to reduce registration fees payable
           to the Commission:

    (iv)   Total available redemption credits [add Items 5(ii)     -$ 31,981,114
           and 5(iii):                                             -------------

    (v)    Net Sales - if Item 5(I) is greater than Item 5(iv)     $ 0
           [subtract Item 5(iv) from Item 5(i)]:                   ---------------

    (vi)   Redemption credits available for use in future         $  (23,681,100)
           years -- if Item 5(i) is less than Item 5(iv)          ---------------
           [subtract Item 5(iv) from Item 5(I)]:

    (vii)  Multiplier for determining registration fee (See        x   .0001177
           Instruction C.9):                                       -------------

    (viii) Registration fee due (multiply Item 5(v) by Item        =$ 0
           5(vii) (enter "0" if no fee is due):                    =============

6.  If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-.  If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.  Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                                  +$   N/A
                                                                  -------------

8.      Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                                              =$   0
                                                                              =============

**Class C**
5.      Calculation of registration fee:

        (I)     Aggregate sale price of securities sold during the        $   5,134,493
                fiscal year pursuant to section 24(f):                     --------------

        (ii)    Aggregate price of securities redeemed or                 $  18,072,257
                repurchased during the fiscal year:                       --------------

        (iii)   Aggregate price of securities redeemed or                 $ 0
                repurchased during any PRIOR fiscal year ending no        --------------
                earlier than October 11, 1995 that were not
                previously used to reduce registration fees payable
                to the Commission:

        (iv)    Total available redemption credits [add Items 5(ii)       -$ 18,072,257
                and 5(iii):                                               --------------

        (v)     Net Sales - if Item 5(I) is greater than Item 5(iv)        $ 0
                [subtract Item 5(iv) from Item 5(i)]:                      --------------

        (vi)    Redemption credits available for use in future           $(12,937,764)
                years -- if Item 5(i) is less than Item 5(iv)             --------------
                [subtract Item 5(iv) from Item 5(I)]:

        (vii)   Multiplier for determining registration fee (See              x    .0001177
                Instruction C.9):                                          --------------

        (viii)  Registration fee due (multiply Item 5(v) by Item          =$     0
                5(vii) (enter "0" if no fee is due):                       =============

6.      If the response to item 5(i) was determined by deducting an amount of securities that
        were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
        before October 11, 1997, then report the amount of securities (number of shares or
        other units) deducted here: -0-.  If there is a number of shares or other units that
        were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
        for which this form is filed that are available for use by the issuer in future fiscal
        years, then state that number here: -0-.

7.      Interest due -- if this Form is being filed more than 90 days after the end of the
        issuer's fiscal year (See Instruction D):
                                                                              +$   N/A
                                                                              -------------

8.      Total of the amount of the registration fee due plus any interest due [line 5(viii)
        plus line 7]:

                                                                               =$   0
                                                                               =============

**TOTAL FOR ALL CLASSES:**                                               **=$     0**
                                                                            **=============**

9.      Date the registration fee and interest payment was sent to the Commission's lockbox
        depository:


                Method of Delivery:

```
                    [ X  ]   Wire Transfer
                    [    ]   Mail or other means


                              SIGNATURES


     This report has been signed below by the following person on behalf of the issuer and
     in the capacity and on the date indicated.


     By (Signature and Title)*
                                   /s/ Janette E. Farragher
                                   Janette E. Farragher, Assistant Secretary

Date: March 8, 2005

* Please print the name and title of the signing officer below the signature.
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